QWESTY

The AI-powered, commission-free real estate marketplace with full transaction automation



qwesty.com   Boynton Beach, FL

Highlights

(1) Huge Market Potential - Targeting the $4T residential & commercial purchase & rental market

(2) First-Mover Advantage - On the patent-pending, AI- powered, fully-automated broker-less model

(3) Pressing Need - Empowering consumers who want to save thousands in commissions & closing costs

(4) The Leadership - Highly-talented team that helped grow Home Depot, Uber, Disney, Google & Vimeo

(5) Early Bird Bonus: 15% discount on the price of shares on the first 100K raised

(6) Exclusive Perks - By investing $1,000 or more investors can receive free unlimited listings for life

Our Team



Joshua Glasser   Co-Founder & CEO

Joshua has successfully launched multiple marketing, advertising, and Public Relations firms prior to entering into real estate, where he currently owns & manages a brokerage.



Nicholas Catalano   Co-Founder & COO

Nicholas contributed to multiple patents and was an R&D and Sr. Operations Engineer at Johnson & Johnson before launching his own inspection & engineering company.



Adam Jones   CTO

Adam has more than 20 years of experience as an architect, technical leader, and software engineer. He has helped scale companies like Home Depot, MetLife, Allstate, and L.L. Bean.



Matt Schwarz   Executive Advisor

Matt has spent the last 16 years working with companies like Google, Vimeo, Uber, Discovery Channel, Hulu, and Disney.

Uber, Discovery Channel, Hulu, and Disney.



Kathy Januschewski Executive Advisor

Kathy has more than two decades of experience consulting for legal and accounting firms.

Overview

The Digital Transformation That We Need

Qwesty is on a mission to disrupt the $4T U.S. real estate market by completely removing the need to pay a broker commission. To this day, there has not yet been a technological disruption impactful enough to bring in an easier, faster, and more cost-effective solution. Qwesty plans to change all that!

The 6% Problem

Currently, no easy-to-use digital marketplace exists where buyers and sellers can transact real estate without a broker. The number one complaint that consumers have about the process as it stands today is that real estate brokers make too much money in commissions in comparison to the services they provide.


PROVEN MARKET DEMAND
RESIDENTIAL SALE
$118B
PAID IN COMMISSIONS EACH YEAR
COMMERCIAL SALE
$440B
PAID IN COMMISSIONS EACH YEAR

Technology & Real Estate Come Together

Qwesty is a fully automated digital marketplace for real estate. The app and website platform will utilize patent-pending technology and AI-powered algorithms to assist all parties throughout the entire transaction.


REAL ESTATE SIMPLIFIED. FINALLY.
FIRST-MOVER ADVANTAGE
NO BROKER
NO COMMISSIONS
TRANSACTION-BASED


FOLLOW THE LEADERS
OTHER INDUSTRIES THAT CUT OUT THE MIDDLEMAN
RETAIL
INSURANCE


amazon.com
Lemonade
TRANSPORTATION
Uber
INVESTING
Robinhood

Real Estate. Reimagined.

It's time to completely break away from the traditional age-old real estate model. The Qwesty marketplace will consist of organic listings that consumers won't find anywhere else. The reason consumers view the same properties on all the big provider platforms is because they are simply pulling in data from the MLS. Qwesty does not. So what separates us from other DIY platforms? It's simple. They still rely on the MLS and therefore, consumers are still paying a buyer's side commission. The problem is that current platforms don't solve this. Qwesty does!

Prior to launch, Qwesty will be populated with thousands of properties and service providers that can become active on the platform with a simple click of a button.


EMPOWERING CONSUMERS
Qwesty
Zillow
ByOwner
Opendoor
Proprietary AI
Commission-FREE
Pros On-Demand
Online Booking
Mobile-Centric
Swiping Feature

Key Features


FIND YOUR MATCH
Qwesty
Begin Qwest
Residential
Commercial
For Sale
For Rent
View All
Let's Go!


SUBMIT YOUR OFFER
Condo For Sale
Jason Reed
About this Residence
Schedule Showing


BOOK IT
Qwesty




MATCH WITH A PRO

The Love-Hate Relationship

Real estate brokers and agents are tired of spending thousands of dollars on leads that typically pan out to a resounding nothing. Qwesty will offer highly targeted leads for only $99 per month where they can match directly with buyers, sellers, tenants, and landlords. Agent Match will be available to consumers who require a little extra help navigating through the transaction process.

Qwesty plans to create a whole new cottage industry for brokers and agents. We believe there has never been a better time for Qwesty.


AGENT MATCH
AGENTS & BROKERS WILL LOVE
Qwesty
Laurie Steen

Flexible Revenue Model

Qwesty plans to have multiple revenue funnels that are all scalable. This includes monthly subscription fees, partnership fees, and transaction fees for short-term office space and vacation rentals, which can be booked directly through the platform.


MULTIPLE REVENUE STREAMS
$99
per month
Monthly Subscription
*Listing Fee
Pro Fee
Agent Fee
100%
per zip code, per month
Partnerships
On-Demand Pro's
2%
per booking
Transaction Fee
Short-Term
Office Space and
Vacation Rentals

* Starting from six months post-launch

Top Talent, Fired Up!

Qwesty, Inc. has an extraordinary team with expertise in real estate and technology - and they believe marrying the two will make the platform very successful. The Qwesty team has accomplished a lot over the last two years since self-funding Qwesty. They brought in the best talent, built the prototype, and completed the architectural specifications for the entire platform.



MEET THE TEAM
Joshua Glasser
Co-Founder & CEO
Nicholas Catalano
Co-Founder & COO
Adam Jones
CTO
Matt Schwarz
Executive Advisor
Kathy Januschewski
Executive Advisor

Share In Our Success!

At Qwesty, we made the decision not to finance the platform through corporate money, venture capital, or Silicon Valley banks. We wanted to launch one of the first community stock offerings where anyone who ever felt they overpaid on broker commissions could invest in Qwesty. With the capital raised from this public stock offering, Qwesty plans to develop the technology to launch the Qwesty app and website platform.



Exclusive Perks
FREE LISTINGS
FOR LIFE
By investing $1,000 or more